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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

CONSENT OF QUALIFIED PERSON

TO:

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland and Labrador

RE:

Kiska Metals Corporation (the “Issuer”)

I, Robert J. Tucker, P.Eng., have prepared Section 18 (Mineral Processing and Metallurgical Testing) of the report entitled “Resource Estimate Update for the Whistler Gold Copper Deposit and Results of Property Wide Exploration” dated March 17, 2011 (the “Technical Report”).  I hereby consent to the use of my name, in connection with the Technical Report, in the Issuer’s final short form prospectus dated March 17, 2011 (the “Prospectus”).

I have read the Prospectus and I do not have any reason to believe that there are any misrepresentations in that part of the information contained in the Prospectus that is derived from or extracted from the Technical Report or that the Prospectus contains any misrepresentations of the information contained in the Technical Report.  Furthermore, I have no reason to believe there are any misrepresentations contained in the Prospectus, within my knowledge, as a result of the services I provided in connection with the Technical Report.

I hereby consent to the public filing of the Technical Report and to the written disclosure of the Technical Report and of the reference to the Technical Report in the Prospectus being filed.  I confirm that I have read the Prospectus and it fairly and accurately represents the information in the Technical Report.

DATED this 17th day of March, 2011.

(Signed) “Robert J. Tucker”

Robert J. Tucker